21 August 2003


CORUS GROUP plc


SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received formal notification today in accordance with s.202 Companies Act 1985 from Gallagher Holdings Limited that on 21 August 2003 Gallagher Holdings Limited had material interests in 214,533,937 of the ordinary shares in Corus Group plc representing 6.85% of Corus Group plc's issued capital, following the acquisition of a further 27,458,927 shares
END